

November 4, 2010

Mr. Richard J. Wrensen
President, Chief Executive Officer and Chief Financial Officer
Eastern Light Capital, Incorporated
100 Pine Street, Suite 560
San Francisco, CA 94111

> **Re:** **Eastern Light Capital, Incorporated**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2010**
> **File No. 1-12941**

Dear Mr. Wrensen:

We have read your supplemental response letter dated October 18, 2010, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2010

Condensed Statement of Operations, page 2

1.   We note your response to prior comment 3. Please tell us how you determined it was appropriate to record a disposition liability for the anticipated costs of real estate ownership until disposition, and how you determined it was appropriate to include interest expense on senior debt in this amount. Refer to ASC 360-10-35-37 through 35-43.

2.   Please tell us how you determined that you have legal title to the real estate owned that enables you to record the assets and the senior debt. Please cite the accounting literature upon which you have relied.

3.   Please revise to include disclosure within footnote 7 regarding the reasons why you are not able to disclose the significant terms of the senior debt and why you are not legally

liable for the debt. In addition please revise to include a significant accounting policy that discusses the accounting for the foreclosed assets with disclosure of how you have determined this was appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief